John Hunt

Partner

T +1 (617) 338.2961

M +1 (617) 549.4045

jhunt@sullivanlaw.com

April 16, 2026

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Pear Tree Funds and Pear Tree Advisors, Inc.
File No. 803-00285; Accession No. 0001999371-25-012140
Form APP WD: Request for Withdrawal of Application

Ladies and Gentlemen:

Pear Tree Funds and Pear Tree Advisors, Inc. (the “Applicants”) filed an Application for an Order on submission type 40-APP on August 28, 2025 (the “Application”). The Application was erroneously issued two SEC file numbers, nos. 812-15884 and 803-00285. The Applicants hereby respectfully request that the Application be withdrawn solely with respect to SEC file no. 803-00285.

If you have any questions regarding this matter, please contact the undersigned at (617) 338-2961 or by email at jhunt@sullivanlaw.com.

Very truly yours,

/s/ John Hunt

John Hunt

Cc:	Deborah A. Kessinger
Pear Tree Advisors, Inc.
Ida J. Vanto
Jessica M. Klein
Sullivan & Worcester LLP